Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: October 27th, 2025

On October 27th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on Youtube, Spotify and Apple Podcasts. Also included below is the transcript from Anthony Pompliano’s interview on Bloomberg TV on October 27th.

TRANSCRIPT: Max Vol 10/27

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

Jeff Park: There are investors who are just waiting on the sideline. And as you pointed out, what's been really nice to see over the last 3 months is every one of these Bitcoin, you know, draw downs, if you will, have been quickly bit up. I mean, even today as we're talking, Bitcoin's back above 112K. And it's been matters of now days in which these 1,000 point swings are happening to the upside. And so, there is definitely a bid. Uh, I think the bid's only going to get stronger. And as we know, when Bitcoin goes up, there actually tends to be more interest in people wanting to not feel like they're missing out. And that cascading effect ultimately draws more people in.

Anthony Pompliano (Pomp): What's going on, guys? Today, we got a great episode with Jeff Park. Jeff is the chief investment officer and partner at Pro Cap BTC. In this conversation, we talk about why Bitcoin is not a bubble, but it may be the pin. We talk about the rotation from gold into Bitcoin. What Bitcoin whales are doing by taking spot Bitcoin and contributing it into the Bitcoin ETF. And then we talk about the acquisition by Coinbase of Echo and what that signals for retail investors and institutions alike. That and much more in this conversation with Jeff Bark. All right, Jeff, I thought a great place to start is you had this amazing tweet. You said, "How could Bitcoin be a bubble if it's the pin?" Explain this.

Jeff Park: I keep hearing people saying Bitcoin is a bubble and that we're near the end of the four-year cycle and therefore we need to be tactical about asset allocation. And every time people bring up that point, I can't understand it. And I thought long and hard like why is there such a gap between our understanding? And I think it's because of exactly what I tweeted. How could Bitcoin possibly be in a bubble if it's the very pin that I think is actually unleashing the bubble itself, which is the entire economy based off of fiat? And then someone uh said, if Bitcoin's the pin, then what is gold? Isn't gold the pin? And I thought about that, too. And I think actually the analogy there is gold is maybe the air that you're putting into the bubble as well because the entire fiat economy, I think, is ultimately based off of the foundation of gold as well being the store of value. So the bubble in the stock market and gold actually have a pretty meaningful relationship because gold is not in itself a useful network. I do think of Bitcoin ultimately as the definitive pin because it is just unwinding all of that inertia into thinking about money very differently which is that money should be uh not permissioned. It should also be freely movable and there's something about money velocity that changes with Bitcoin that is just not related to even the way gold exists in the physical world. I I think also in the conversations we often hear about the regulatory concerns about Bitcoin not just being uh the store of value in itself but also the speed in which transactions can happen being a systemic risk to the financial stability and how we need circuit breakers as a result because I mean part of the entire like world that we live in have these circuit breakers because we don't want money to actually move that fast because if money moves too fast it actually changes the foundation of the idea of credit Credit can only exist if money is actually dormant at some level. And that's why asset liability matching is the ultimate puzzle that everyone is involved in figuring that unlock. And Bitcoin like it it just moves and there is no cue. There is no unlock. It actually is money in motion. And uh if if that's what Bitcoin represents, then to me that's the pin. Everything that we've ever known about the construct of money and store of value is changing with Bitcoin.

Pomp: Do you think that there can still be, you know, 50-75% draw downs in Bitcoin? Or do you think that because we have seen muted volatility to the upside in this cycle?

Jeff Park: I think this is like the worst performing bull market in Bitcoin's history that we should also expect muted downsides as well. I think muted downsides is probably the right approach mostly because there is a strong institutional bid on the back end. I I the ETF as a capital um formation technique is novel for Bitcoin and that we haven't had historically before and I don't think we should discount how important that institutional floor and bid is. the idea that all our retirement accounts, for example, can own Bitcoin at an attractive price. And there could be folks out there who are still waiting on the sideline and they're willing to put in limit orders on their retirement accounts, their IAS to say, "Hey, I'll buy Bitcoin when it hits 70K, 80K, whatever that number may be for them to feel that threshold gives them comfort." That institutional and retail bid just never existed before the ETF wrapper. So, I think structurally the market has changed. That being said, I do think there will be draw downs. I mean all commodities have draw downs and again it's because price discovery is the most natural thing that the market should support for both when there's demand but also when there's supply in ways that there's more sellers than buyers. But what's unique about Bitcoin is we know for certain there's at least no new supply that is coming online that isn't coming from the secondary market at least at the pace in which historically it existed. So part of why I think the four-year cycle too is something to be dismissed is because historically it's absolutely true that there was new issuance of Bitcoin in the past that was hitting the market that isn't coming from the secondary buyers and sellers. But as we know over time that issuance calendar has shrunk massively and the block rewards are very small. And in the context of how small the block rewards have gotten versus how large the TAM of buyers that are entering the market have gotten, there's no time that's been like this where I think the four-year cycle itself is definitely written for history.

Pomp: Cuz you're basically saying it used to be uh there was more of a block reward in terms of size, but the buyer pool was small. We've actually had two forces here. Exactly. block reward come down and you've had the pool of buyers go up which swings kind of that uh that like persistent bid for the asset.

Jeff Park: 100% 100%. It's a double whammy because back when Bitcoin was being newly supplied, the miners did actually have to invest in their capital expenditure to continue their perpetual business of mining, which meant that there had to be some organic selling pressure. And that organic selling pressure is institutional because these are well- capitalized businesses involved in actually scaling this to a greater extent. and that supply was meaningful relative to how all the existing Bitcoin traders were conditioned to know that supply was inelastic. Right? When you know miners are coming because they have to sell to fund their debt or their capex uh spending for the next 5 years and they're price agnostic because they need the cash. That's the kind of like selling pressure you don't want to be ahead of. Right? So, it's very logical to me that a sensible crypto investor would then say, I want to get ahead of it and sell before the miners come and stuff like that. This is this is perfectly sound, but the reality is that pressure has decreased and now there's actually more buyers coming in who are not those tactical traders that are trading by the cadence of these cycles, but they just want to own it for a long period of time.

Pomp: The other thing I I think is interesting is people are very focused on will there be draw downs. So, uh, it sounds like yes, but muted, uh, is your answer. Um, how long they persist, I don't hear a lot of people talking about. And so, historically, we've seen these draw downs be a year and a half, 2 years. I mean, you know, pretty long time periods. Uh, more recently, these draw downs, although they haven't been the 75% kind of bare market draw downs, they've been pretty quick. You know, how many times did we trace back to 85K and we're back to 100 within, you know, a week. uh recently we went from you know 120-125,000 down to 105 and then we're back to 115 pretty quick and so do you think that there's also that persistent bid will uh negate the like length of the draw downs as well not just kind of the severity of them?

Jeff Park: I think it will because ultimately there are people who just want to build these positions and haven't been actively doing it because they are waiting for the right entry point we used to have these conversations at my prior firm would bitwise all the time there would be advisors who are on convinced of Bitcoin. They now understand it, but they look at the price and they say, "It's actually just too high. I don't want to buy it at this point. I'll wait for a better entry." You'd be surprised how many folks think that this tactical uh kind of alpha generation by waiting would be to their advantage when most often they're not. And so there are investors who are just waiting on the sideline. And as you pointed out, what's been really nice to see over the last 3 months is every one of these Bitcoin, you know, draw downs, if you will, have been quickly bit up. I mean, even today as we're talking, Bitcoin's back above 112K and it's in matters of now days in which these 1,000 point swings are happening to the upside. And so, there's definitely a bid. Uh, I think the bid's only going to get stronger. And as we know, Bitcoin is a bit of a momentum asset. When Bitcoin goes up, there actually tends to be more interest in people wanting to not feel like they're missing out. And that cascading effect ultimately draws more people in. But these same investors are actually pretty risk averse and they will not sell on the way down. And so what you end up happening over these cycles is you slowly move up the cost uh basis of the total network over time and that creates these new floors and so it is cyclical but what you want is you want more money coming in at higher prices over a long period of time and those trends have been intact now for quite quite a many years. Gold obviously has had this like epic run uh in 2025. It's up about 60% or so. Um it feels like there was almost a euphoria to gold. Uh I wrote earlier in the week that maybe it's time for the gold to Bitcoin rotation. You know that there is uh kind of the hardcore gold bug who will never sell just like there's the hardcore bitcoiner. But I do think there's some momentum trading in gold as well. Um we know that there is a relationship between gold and bitcoin. About 100 days after gold runs usually bitcoin runs. Uh, we also know there's this like year-end chase that people love to talk about. Uh, we know that Q4 is really good for Bitcoin. Like there's a couple of things that start to line up that suggest maybe actually, you know, although Bitcoin maybe has disappointed people in terms of it not going up as much. Um, don't don't say never, you know, don't don't uh don't get a little sleep here. Is is that how you view this?

Jeff Park: Yes, I do. I do. This is maybe hitting back on what we shared earlier. Gold is an altcoin for Bitcoin, too. And today's a good day. Gold's down, I think, close to maybe 4%, maybe even a little more. It's actually the biggest drop in a long time. And on the other side of it is we're seeing a microcosm of Bitcoin's outperformance in that environment, too. It's one day, so you can't really read into it too much, but I think there's enough reasons to believe that people are generally looking for rotational momentum, and gold was driven by momentum. Its RSI was above 70 for months. I mean, I don't think gold's ever seen anything like it. I've personally never seen RSI on any asset stay above 70 for as long as it has for gold over the past two months. It's incredible. And then the options market too. I think gold basically blew up in the volume of options market in the last week. I think the most number of calls on gold was ever traded last week. So there's definitely euphoria. There's definitely momentum. Um but eventually these things catch up and I think then people do look upon well what's the next best thing that we can rotate into for the next leg. And I think it's so obvious to folks that Bitcoin has been lagging generally in all the other liquidity indicators that people have expected. So it's the most rational trade. And so I think these are kinds of the moments when Bitcoin can just shoot up really really fast. I mean I think there there's going to be a moment in time when we're going to blink and gold and Bitcoin will have basically kind of shown that move where Bitcoin catches up.

Pomp: Mhm. Today's episode is brought to you by Bitcoin IRA. Are you a crypto investor with a retirement account but don't have any crypto in your retirement account? Listen up. This is for you. Bitcoin IRA is revolutionizing the way Americans save for retirement by helping smart investors diversify their savings with access to over 75 cryptocurrencies. With world-class customer service, military-grade encryption, and a vertically integrated licensed trust company, it's no wonder more than 200,000 Americans trust Bitcoin IRA to secure their financial future. Get started. It is quick and easy. It takes just 3 minutes to open an account. Once you're set up, their team of IRA specialists will reach out to guide you through every step of the process. Whether you're transferring an IRA from a legacy bank, rolling over an old 401k, or starting fresh with a new contribution, the Bitcoin IRA team is here to help you get access to real crypto in your retirement account. And here is the best part. As a Pomp podcast listener, you can earn up to $1,000 in rewards when you add funds to your account. Search for bitcoinirra in the app store or visit bitcoinirra.com/pomp to join 200,000 Americans on their journey to upgrade their retirement. That's bitcoinirra.com/pomp to upgrade your retirement today.

Pomp: Yeah, it's um it's I was talking to Peter Schiff uh who I love and um he was talking about you know gold's performance and I think at the time gold was up like 60%, Bitcoin was up like 18 20%. And I said to him, I said, you know, could Bitcoin catch gold this year? Like at on December 31st of 2025, could Bitcoin have actually outperformed gold year to date? Um, I don't know, right? But uh I I just Bitcoin can move, man.

Jeff Park: No, oh, and Peter, Peter of all people should know how strong these moves can be in a very short period of time because gold as well, even though it has now done very well and if you kind of measure its outperformance versus even the NASDAQ starting to 2008, it is true that it is actually catching up and maybe even outperformed the NASDAQ in that time frame. But it's really due to specific windows of that ownership. For instance, if you if you if you go back even further to like 2002, I think it would have shown you like gold performance is still like sub 3% per year. And so all of these kind of trades with macro constructs on store of value is is is very momentum driven. So if gold can catch up for all its underperformance for decades by having an outperforming year like this one, Bitcoin's timeline just compressed. It won't take it won't take a year. it'll it'll just happen in weeks, maybe even days. And that's why I think um Peter's not wrong. It just Bitcoin is the faster horse. And part of why Bitcoin is the faster horse is because it doesn't have the same circuit breakers that the market structure of a physical commodity does. Anyone can buy at the moment that they choose on code and there is no logistics, there's no warehousing, there's no seeking of supply, there's no futures that you otherwise have to allocate for. It's literally just something you can go on Coinbase or wherever and hit the buy button and you're participating.

Pomp: It makes so much sense. Um, we're talking about gold rotation to Bitcoin. The other thing that's happening inside of Bitcoin is rotation from spot to ETFs. Now, uh, historically this was not possible because you couldn't do in kind contributions or redemptions. Uh, that has now since changed. And maybe explain in kind contributions just for those who don't know. And then talk about why some of the Bitcoin whales are actually doing this in kind contribution.

Jeff Park: Yeah, absolutely. To understand in kind contributions and redemptions, we have to go back a little bit more in history and understand where the mutual fund ETF industry came from. And mainly the 40 act basically deals with mutual funds. And mutual funds was innovative at the time for which you were able to create a co-op model to invest in a variety of uh index exposure or actively manage exposure to outperform the market. And it's an access vehicle and it's really driven by the interest of providing investors more options to find professional money management that they can outsource. So it's very democratizing. It's very good I think for high net worths and retail investors. And then ETFs took it one step further which was there are some flaws with the mutual funds which is basically it's not really tradable intraday. there's no price discovery and doesn't make it easy to contribute in kind assets into just having more pure form of that financial asset as the as the thing you want to own. Um, and so the mutual fund industry is obviously humongous. It's it's in the trillions. I want to say it's like $30 trillion industry. But the ETF industry has caught up and uh even before the launch of like Bitcoin, it was basically a big wish from the ETF industry since as early as 2008 that we should find a way to have the ETFs exist more nicely within the 40 Act construct because ETFs have to ask for exemptive relief to get each of these products online from 2008 and beyond. And people were saying this is pretty simple stuff and anyone should be able to do it without going through that motion which could take months of delay. And there was actually also like an advantage for incumbents like the BlackRocks of the world who basically had a right to issue these things cuz they are better at having done it. They can copy and paste existing languages and they can just streamline and steamroll anyone ahead. And so a lot of the smaller players thought it was unfair. It favors incumbents and the ETFs is not a level playing ground. Um and so what happened is 10 years later in 2019 for the first time we actually have now what is called the ETF rule and it allows uh ETF issuers to come online without seeking exemptive relief that there's now like a rules-based way that people can understand how these things work. We know how APS work now. There's enough data points to find clarity. We know how continuous liquidity provisioning can work in that framework. And so all of these things are templates to give everybody equal footing to go uh and participate. This was a this was a big deal. Um and that's why the ETF industries flourished so much. But what the 2019 uh rule made for was just for 40act funds. They did not include 33 act funds. And Bitcoin because it's a commodity based ETP qualifies as a 33 act funds. So the so the issue was even though the Bitcoin ETFs came online, there wasn't an ability to actually have all the benefits of a traditional ETF that you might be able to enjoy. One of them, the most central one being in kind creation and redemption. So as of last um I want to say this summer in July that changed uh and that changed of course with APS now being able to market make with in kind creation and retention. But a broader point that was missed is any high net worths who have relationships with APS can also come online with their Bitcoin and get that contributed to the ETF rapper in kind and receive ETFs without there being a taxable event. And you can imagine there's a lot of Bitcoin whales out there who've been sitting on Bitcoin for a long time. They do not want to pay capital gains on those positions just yet. But they also realize the financial utilities that can get from an ETF rapper and they want to bridge it without generating that taxable event. And what happened in July this year is now permitting that outcome which is also why we're seeing such inbounds within the ETF construct taking place. I think BlackRock has said that they've taken in $3 billion or so just in that format of high net worth contribution uh in kind into the ETF rapper.

Pomp: What are some of the financial services or or things uh that are benefits having the ETF rapper versus spot?

Jeff Park: Yeah, there's a quantitative one and there's a qualitative one. The quantitative one is pretty intuitive which is that in the ETF wrapper you have basically the ability to participate in the traditional capital markets that the spot market in crypto has not been developed yet enough to the level of same professional standards. So lending bitcoin to earn yield has been a very popular and well tried strategy. We all of course know the downfalls of what that can mean in the crypto spot market as especially when you're an unsecured lender but within the ETF world because you're playing within the securities framework of actually having a central clearing uh business there being a short desk and a borrow desk and buyers and sellers matched in that in that framework. You're not really taking counterparty risk, right? you're actually just taking the risk of the issuer which has been vetted at the highest level and that their custodial practices and you're not actually involved in like rehypothecating underneath asset. So if you ever wanted to earn yield on your Bitcoin and do it in a safer way, it just might be safer to do it in the ETF format and actually borrow your shares of the securities rather than the spot asset itself. It's one of the reasons why a lot of the large crypto hedge funds have actually chosen to take their Bitcoin exposure in the ETF wrapper than the spot wrapper. The other real benefit too that is less talked about is now you can actually cross margin that Bitcoin ETF with your non-crypto assets. So if you own Bitcoin in your Coinbase account, that's great, but you're not going to get margin on that position to then go out and buy Microsoft and Apple. But if you were to find a multi-asset prime brokerage model in which the custodians can actually underwrite that risk and give you some of the margin benefits, then you found funding liquidity and that's a great unlock for somebody who might be sitting on a lot of Bitcoin. And now you can actually find ways to bring leverage into that in the ways that you deem that that's some of the quantitative benefits and features that I think is worthwhile. The qualitative benefit is actually going back to the RA business itself. RAAS are compensated at some level by providing financial advice to their clients for which their net worth is measured by the assets they bring to the table. It's very challenging for financial advisors to be able to have ownership of your client's Bitcoin assets if it's not part of that conduit in the way that it's meant to speak. So, you might have a million dollars in stocks and you might have a hund00 million in Bitcoin and your FA is not going to give you the treatment you deserve for actually being a super ultra high net worth because he doesn't know how to think about that $und00 million of Bitcoin. If you contribute that now into an ETF format and your account value goes up in a way that these financial advisers were not able to recognize, you're now a VIP. That qualitative element can't be underestimated. I think most Bitcoin investors that are super wealthy out there are just not being treated fairly in the same way that they could access credit and financial services otherwise. So that's a really meaningful additional feature for crypto investors.

Pomp: Today's episode is brought to you by Core. You can earn yield on your Bitcoin by just holding your Bitcoin. It's simple. Core, the leading Bitcoin scaling solution, will reward you for not selling your Bitcoin. It's not magic. Here's how it works. Core is a protocol secured by elected validators. You can help elect validators and secure the network by simply locking up your Bitcoin on the Bitcoin blockchain. No bridging, no lending, and just holding. When your validator secures core, it earns rewards fueled by network activity and passes them back to you as yield with a minimum lock up of just one day. When the time lock ends, you get your Bitcoin back untouched. Steal your keys, steal your coins, now your yield. For even higher rates, stake core alongside your Bitcoin and multiply your yield. And if you want to see what your Bitcoin is securing, join millions of others in exploring the largest Bitcoin DeFi ecosystem. There are over a 100 live apps in the network and the deepest liquidity in all of Bitcoin DeFi. Get off zero and start earning yield on even just 1% of your Bitcoin by going to stake.coredao.org/pomp. Again, that's stake.coredao.org/pomp or go click the link in the description.

Pomp: Yeah, it's interesting to think about um by taking this Bitcoin thing and plugging it into the ETF wrapper, uh the Wall Street firms have drastically benefited, but a lot of people don't talk about well the same thing is available. Now, this isn't for every there's still plenty of people who wanted to self-custody for good reason all the normal stuff, but for people who are looking for those financial services related to Bitcoin, this is, you know, somewhat of a bridge, if you will, to that legacy system.

Jeff Park: Yeah. Yeah. To your point, there's pros and cons. if you uh essentially contribute your Bitcoin into the ETF, you technically no longer are the owners of those coins, which means you can't actually participate on chain in the economy that I think we're also developing and parallel tracking for the vibrant opportunities that are available. So, it's a bit of a trade-off. Um, I think most investors would benefit by having allocation to both because you can play in both lanes.

Pomp: Uh, and they're not mutually exclusive and I think that's what's been shown. You can do redemptions as well, right?

Jeff Park: You can you can but that part I am not as sure how that would work from the ability to have your tax basis tracked.

Pomp: I'm sure there's a lot of people who say, "Wait a minute, are they really going to get it back?" Right? The the other aspect that I've heard people uh talk about um and these are folks with, you know, very large positions is a security, right? Is hey, if I contribute Bitcoin into the ETF now, that ETF sits uh in my brokerage account. I'm not worried about somebody stealing my ETF shares. Yeah. Right. I'm not worried about getting hacked or, you know, whatever. Um or user error, right? You know, sending you to the wrong place. Uh whereas with Bitcoin, I I think you know, one of the things I I don't hear people talk about a lot, but I I talked to a lot of people every single week. There are still a number of people who say, "Hey, when I move Bitcoin, my heart beats a little bit faster, right?" You know, like I I want to make sure that, you know, I'm not making a mistake. I send a test transaction. I, you know, do this stuff. Um I think ETFs is another thing. Now, again, you're paying someone for that security, right? There is a fee associated with ETF, but I think that there are people who just make the trade-off and say, "Hey, you know, it's worth it."

Jeff Park: Yeah. The premium of insurance can never be underestimated with the human psychology. I mean, I just experienced this yesterday. You know, there was a huge outage with AWS and I couldn't access my MetaMask. Mhm. And it was like Ethereum mainet loading, loading, loading, and you actually couldn't do anything. And even that's scary when you see stuff like that because you're like, "Wait, like is anything that I ever thought I owned actually being now like reachable?" And uh and and and so crypto has that um has that kind of risk factor always with us. And security is a good one you mentioned too because I've thought about a lot in terms of like how there's rising wrench attacks happening and part of the reason why it's happening is because the non-custodial nature of it truly means that they can get your Bitcoin. Mhm. Right. All All they have to do is really kind of violently threaten you and then get your eyeball to then have you transfer the coins that are basically irrevocable. Can't really do that with ETFs.

Pomp: Yeah. I um uh I remember Mark Yuso one time told me a story that he had a dream that uh he went to the ATM and you know he pushed it and it was just like you have zero dollars and he was like what would you do? Right? And he was like going through this whole exercise, right? But he was like just talk about cash, right? But he's just like because it's just an entry in a database like you would have to argue with them then like no no no I had the money like yeah sir everyone tells us that all the time right like you kind of go through it and you're like yeah what would we do?

Jeff Park: No it's super scary. MetaMask always gives me like a little bit of a heart attack because there's every now and then a glitch where it's not pulling up the right assets because there's been some kind of network upgrades and and like it just it just drops out of the ledger and you're like okay it's probably there. I don't think I got hacked or clicked the wrong link somewhere, but you do have like these moments just like, "Oh my gosh, like now I have to spend time on this and figure it out."

Pomp: Yeah. Yeah. Yeah. Yeah. Um, last thing I want to talk to you about is Coinbase uh announced that they bought the $25 million NFT from Kobe. Uh, and then the next morning said, "Oh, and we also happen to buy his company for $375 million uh called Echo." Um, what I think is most interesting is the NFT purchase got way more play than buying the company. Uh, which is kind of a a good marketing stunt by uh the Coinbase team. But um, talk about this acquisition and why you think so important.

Jeff Park: Yeah. Yeah. Of the company, not the NFT. What a legend. I mean, what a legend. I think uh, it's an incredible acquisition and Coinbase just continues to show you what they stand for. I think one of the amazing things for Coinbase uh is how successfully they've been able to marry the disparate interests that exist in crypto under the motto of promoting economic freedom. I think promoting economic freedom is such an incredible uh way to frame what Coinbase is doing because on one hand you do get a chance to bring in the hardcore Bitcoiners who want to opt out of the system and they consider that a version of economic freedom. But then there's also those that are like true technologists that just really want to democratize access and open source some of the abilities to transact more openly and freely without guardrails. And when you say you're promoting economic freedom, you kind of marry both of those disparate causes under one umbrella. And what we saw with Echo is exactly that. You know, I think about Coinbase existing across this X and Y axis about who they serve. And on the um x-axis I would say on one end there's retail customers but then on the other end there's institutional customers as well. And then on the y-axis you have what I call kind of primary primary markets to like secondary markets right so secondary markets is of course they're an exchange they're in the business of providing value in allowing traders to actually transact. Um, but the primary market is a big part of their business too, which is they're a builder of value, not just a trader of value. And so that's kind of where the ecosystem of the operations that they're building can be a part of. But another way to think about it is the vertical integration across both of those markets, which is what crypto onchain economy is about, which is what the internet capital markets is really about. And so the idea of actually having a funding platform that can then seamlessly point-to-point connect with the exchange is in my opinion the holy grail of rebuilding the financial infrastructure. This also just goes back to how frustrating the entire kind of stock market today is in my opinion between the bifurcation of privates and public market. If you think about what really happened over the past 20 years is a lot of companies used to IPO a lot earlier and so anyone can go and buy the stocks they love earlier and over the last yeah I would say kind of 15 years the rule of the game has fundamentally changed which has been really bad for retail investors in my opinion and this actually kind of traces back to one Facebook and two the jobs act back in um 2011, 2012 So before Facebook, it used to be that there was a limit to how many investors you could have until you had to IPO. It was a 500 investor limit rule. So once you crossed over 500 investors, you had to IPO. There was no choice. It's time to go. But Facebook basically because they were getting so big and they didn't want to IPO at the time came up with some clever tricks around SPVs and they would raise money in SPVs as one investor that then looked through hundreds. So it was like a weird way of getting around it and uh because that Pandora's box had opened it it it it meant that we have to re-underwrite the idea of what crowdfunding can be. Mhm. So the jobs act comes along and does a thing that I think does a decent job with patching things up, but it also I think made a lot of problems which is now like private companies stay private for much longer and the kind of crowdfunded retail access people are getting through like the Republics, the Wefunders, the seed invest those platforms are kind of like adversely selected and they're not really kind of the ones that most investors would choose to have. And so you have these like two-lane markets that are happening and it's at some level in my opinion a bit of like a cancer to society because people are not getting the ability to invest in the things early and participate on the upside. What crypto represents truly is everyone should have access to invest in the primary market just as much as the secondary market. And so this idea of then having a retail platform that Kobe has built through Echo and through Sonar being the engine to kind of push Coinbase into that arena is really really powerful. And if you can then control the plumbing from the primary issuance to the secondary, that's basically tokenization because I as an end investor don't want to deal with multiple infrastructures of trying to move what I invested in private to the public market and jump through hoops. This still remains one of the biggest problems with traditional markets. When I invest in private companies and they then sit in shares that eventually have to be registered with a transfer agent and then the transfer agent then has to submit it to a broker who participates in DCCC. There are so many steps you have to go through and sometimes actually something will break in that process too. Like there are times when a broker dealer says I actually don't want your shares that you own in your account uh because the risk department deems it high risk. And you were saying like what are you talking about? It's my money. What do you mean you can't take it? And the whole point of financial freedom, uh, the way Coinbase is promoting is to get rid of that kind of discretion, right? And so now we have this conduit that connects the primary market to the secondary market from retail to institutional and level. All of these things is so good for crypto, so good for the econ economy in general as well and for retail investors.

Pomp: Yeah, it does feel like a much more level playing field. It does. It's kind of like, hey, everyone's got a wallet, right? Doesn't matter how much money you have in it, who you are, what your experience is, just it's a wallet on-chain. Exactly. But and part of why the Jobs Act, I think, ultimately doesn't go far enough is because it never reduced the cost of an IPO anyway. And so the whole point of kind of letting people participate early was to find some cost efficiencies, but actually what ended up happening is you just put up so many more barriers, so many more fees and frictions for every company to go through that path and then investors to feel like they're benefiting from being able to do that. And so the structure is broken. Tokenization though like removes every one of those barriers. Uh and so the idea of actually having like true tokenized um kind of ownership models in the way Coinbase is trying to build out this is a turning point. Now this will also elevate the conversation of what is a security and what is not a security. Right? Going back to what crowdfunding ultimately at the core represents and what Gendler would argue at many times ICOs represented as kind of a securities offering. these kinds of conversations will come back. But I just think it's very healthy that we need to have these conversations because the other side of it is fairness for retail investors and more transparency for institutional investors as well. On the other side of it,

Pomp: I think it makes uh makes a ton of sense and um to me it's the market is determining where we're going, right? Like like people are pulling this and you hear people complaining about the accreditation laws and all that kind of stuff, but also they're just saying, "Well, if I can't do this in stock market, I'll go and I'll do it in a different market." Yeah, that's right. Right. It's kind of a market driven solution at the end of the day.

Jeff Park: Yeah, that's exactly right.

Pomp: All right, where can we send people to find you on the internet?

Jeff Park: You can find me on X. My handle is DGT100011. And you can also find me on my Substacks.

Pomp: Amazing. Well, thank you so much for taking the time. We'll do it again next Wednesday.

Jeff Park: Sounds great.

- End of Transcript -

TRANSCRIPT: Bloomberg 10/27

Platform: Blomberg TV

Featuring: Anthony Pompliano, Katie Griefeld, Romain Bostick

Katie Griefeld: Well, Citigroup, the latest traditional finance giants to tap into the crypto craze, teaming up with Coinbase to expand digital asset payments to institutional clients, seems like the catalysts are just adding up here when it comes to crypto with the Trump administration also floating a plan, a plan late last week to swap some US gold reserves for Bitcoin.

Joining us now is Anthony Pompliano. He is founder and CEO of Professional Capital Management. Anthony, great to see you in person.

Anthony Pompliano: Thanks for having me.

KG: So let's start broad here and just what is going on with the price of Bitcoin right now because it seems like a few weeks ago the debasement narrative had really taken off, especially when it's you paired that with the twin rally that we were seeing with gold. It seems like some of the shine is coming off of gold now. Crypto continuing to regain some momentum here, and I just wonder what you think currently is the driver.

AP: Well, for years now, I always look at gold. Gold's the fullback. It goes through the hole. It blocks somebody and allows the running back to go score the touchdown, and Bitcoin's going to do exactly that, which is What it always does, it's about 100 days or so after gold runs, usually you see Bitcoin take off and this rotation from gold into Bitcoin really is, whenever investors feel like, hey, there's some uncertainty, there's some sort of, you know, issue that I need to pay attention to, they run to gold. That's what they've been trained to do for a very long period of time. But then once they realize, hey, wait a second, the world is not going to end. I actually want to drive outperformance. I want to drive or return. They rotate from gold into digital gold, and Bitcoin usually tends to outperform. And so gold's had a great year this year. Gold bugs you get a lot of credit for, you know, investing in gold, holding gold, but I think that Bitcoin's still going to do what Bitcoin does best performing asset over the last year or so, and I don't think that's going to slow down anytime soon.

KG: Well, that gets kind of something I wonder about when you take a look at these twin rallies, the fact that you have gold and Bitcoin, not only, you know, the price appreciation, but you take a look at the ETF flows as well. There are billions of dollars that have flown into both types of vehicles, and I just wonder if those two assets can live in harmony or if Bitcoin really continues this rally, whether It's going to take some of that demand that would have been going into gold.

AP: Well, I definitely think that gold has probably had its run for this year. My expectation is gold will probably go sideways or sell off into the end of the year, and Bitcoin will likely take some of those flows and kind of go up. You know, one of the things I've changed my mind over the years is I used to think that Bitcoin was going to surpass gold, but it was going to do it somewhere sub $10 trillion market cap. And a big reason was it was going to demonetize gold. Instead, the exact opposite's happened. Gold has thrived, as has Bitcoin, and I think that we're going to continue to see that. I still think that Digital version of the sound money principles will be a bigger market cap than the analog version will just take some time to get there.

Romain Bostick: I am curious too, I mean, going back to this idea of the debasement trade, and I mean I know there's a lot of sort of speculation for why Bitcoin goes higher, but sort of the genesis of really the crypto industry overall was obviously a lot of concerns about our fiscal situation here in the United States and really around the world. Have you seen any potential that that changes, meaning the fiscal situation gets better, or you think it's going to continue to get worse, and does that benefit Crypto.

AP: Well, you know, what's interesting is people will say that Bitcoin has no ceiling because the dollar has no bottom, right? And I think that there's kind of this belief that they're never going to stop printing money. Now when Donald Trump came into office, I think there was a lot of talk and people got very excited, including myself, about, hey, could we actually get to a balanced budget? You know, it's been two decades since we had one of those, and could we get there? Doge was a kind of a valiant effort. I think there's a lot of other things. What you start to realize is one, we're addicted to the cheap money, we're addicted to the money printing, but also there are a lot of incentives. At play that are not actually trying to get to a balanced budget. And so I think that people now kind of pivoted in their viewpoint. They believe that we're going to run the economy hot. We're gonna try to grow our way out of it and therefore the dollar is going to continue to have this accelerated debasement and that's why you see gold and Bitcoin both doing pretty well.

RB: You've been really involved in this industry for a while and really seen it grow from nothing to what it is today, which is sort of an identifiable asset class that's on par with anything else. There's also a lot of companies that have gone public and taken advantage of that. You obviously have. Your own company. You're not public. When do you plan to go public, if at all?

AP: Yeah, so we, we raised just over $750 million earlier this year. We've announced a business combination with Columbus Circle, and it was just back, and we believe will be public later this year. At least is the hope. And our goal is really to go and try to build a financial services firm that leverages Bitcoin as a foundation, kind of think of it as a Bitcoin native financial services firm. You know, one of the things that's really interesting about traditional finances people have not really in. in terms of the structure of these financial services firms, they still build products and services. They give them out to customers and they drive profits. Well, their balance sheet is dollars and their profits are in dollars. Well, what if you start to build financial services and still serve a certain customer and solve their problem, but instead you think about it in terms of beating Bitcoin as a rate of return or a benchmark there. And so we think that, you know, Bitcoin as a rate of return is a really interesting way to think about investing your corporate, kind of balance sheet.

RB: OK All right, Pomp , we got to leave it there. Thanks always thank you for taking time for us. Anthony Pompliano, founder and CEO of Professional Capital Management.

- End of Transcript -

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company ("ProCap BTC"), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that has been filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

press@procapfinancial.com

Dan Nash
IR@ColumbusCircleCap.com

13